UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Alan R. Abrams, J. Andrew Abrams

and Abrams Partners, L.P. – Amendment No. 2)

(Ann U. Abrams and Abrams Management Company II, LLC – Amendment No. 1)

Servidyne, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

81765M106

(CUSIP Number)

c/o Alan R. Abrams

1945 The Exchange, Suite 300

Atlanta, Georgia 30339

(770) 933-4200

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 29, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP NO. 81765M106	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Alan R. Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GEORGIA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 81765M106	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS J. Andrew Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GEORGIA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 81765M106	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Abrams Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 81765M106	13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS Ann U. Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 81765M106	13D	Page 6 of 8 Pages

1	NAMES OF REPORTING PERSONS Abrams Management Company II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

This Amendment to prior Schedules 13D and amendments thereto (this “Filing”) is being filed jointly by Mr. Alan R. Abrams, Mr. J. Andrew Abrams, Abrams Partners, L.P., a Georgia limited partnership (“Abrams Partners”), Mrs. Ann U. Abrams, and Abrams Management Company II, LLC, a Georgia limited liability company (“Abrams Management”, and collectively with Mr. Alan Abrams, Mr. J. Andrew Abrams, Mrs. Abrams and Abrams Partners, the “Reporting Persons”). This Filing relates to shares of the common stock, par value $1.00 per share (the “Common Stock”) of Servidyne, Inc., a Georgia corporation (the “Issuer”). Except as set forth below, all previous Items remain unchanged.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by deleting Item 4 in its entirety and by substituting the following in lieu thereof:

On August 29, 2011, SCIenergy, Inc. (f/k/a Scientific Conservation, Inc.)(“Parent”) completed its acquisition of Issuer on the terms and conditions set forth in that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 26, 2011, among Parent, Scrabble Acquisition, Inc., a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Issuer. Pursuant to the Merger Agreement, Merger Sub merged with and into Issuer with Issuer remaining as the surviving corporation wholly-owned by Parent (the “Merger”). In connection with the Merger, each outstanding share of Common Stock was cancelled and automatically converted into the right to receive $3.50 per share in cash, without interest. As a result of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

As further described in Item 3 hereof, as of August 29, 2011, the Reporting Persons no longer beneficially own any shares of Common Stock.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

1.	Joint Filing Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, among Alan R. Abrams, J. Andrew Abrams, Ann U. Abrams, Abrams Partners, L.P., and Abrams Management Company II, LLC (previously filed).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Filing is true, complete and correct.

Date: August 31, 2011

ABRAMS MANAGEMENT COMPANY II, LLC

By:	/s/ Alan R. Abrams
Alan R. Abrams, a Member

By:	*
J. Andrew Abrams, a Member

ABRAMS PARTNERS, L.P.

By: Abrams Management Company II, LLC, its General Partner

By:	/s/ Alan R. Abrams
Alan R. Abrams, a Member

By:	*
J. Andrew Abrams, a Member

/s/ Alan R. Abrams
Alan R. Abrams

*
J. Andrew Abrams

*
Ann U. Abrams

*By:	/s/ Alan R. Abrams
Alan R. Abrams, as attorney in fact